Mail Stop 7010

December 8, 2005


Mr. Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 20170
Herndon, Virginia  20170

Re:	Lafarge North America Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Fiscal Quarters Ended March 31, 2005, June 30,
2005 and September 30, 2005
File No. 1-8584

Dear Mr. Olsen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at
(202) 551-3736, in her absence, to Al Pavot at (202) 551-3738, or me
at (202) 551-3255.


Sincerely,



Nili Shah
Accounting Branch Chief
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Eric C. Olsen
November 9, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE